Mail Stop 4561

September 19, 2008

Mr. Ralph Shearing
President, Chief Executive Officer, and Director
Strategic Internet Investments, Inc.
Suite 250, 1090 West Georgia Street
Vancouver, BC
Canada V6E 3V7

>   **Re: Strategic Internet Investments, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed April 16, 2008**
>   **File No. 033-28188**

Dear Mr. Shearing:

        We have reviewed your response letter dated September 15, 2008 in connection
with the above-referenced filing and have the following comments. If indicated, we think
you should revise your document in response to these comments. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In our comments,
we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

1.   We note your proposed disclosures appear to address only your conclusions on
        internal control over financial reporting and do not address your conclusions as to
        the effectiveness of your disclosure controls and procedures. Please note that
        these represent two distinct types of controls requiring independent assessments
        and disclosures pursuant to Items 307 and 308T of Regulation S-B, respectively.
        Please revise your proposed disclosure to address the requirements of Item 307,
        which requires you to disclose the conclusions of your principal executive and
        principal financial officers regarding the effectiveness of your disclosures controls
        and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). We
        further remind you that in our letter dated July 21, 2008, we asked you to consider
        whether management's failure to provide its report on internal control over

financial reporting under Item 308(T) of Regulation S-B impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, it would appear that in your amended 10-KSB you should disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year in light of management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B).

2.   Your proposed disclosures indicate that you conducted an evaluation of the effectiveness of your internal control over financial reporting based on Generally Accepted Accounting Principles (GAAP) and on the framework for Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please be advised that GAAP is a comprehensive basis of accounting and is not a framework for assessing the effectiveness of your internal control over financial reporting. Please revise your disclosures as appropriate.

3.   We note your proposed disclosure that management has concluded that your internal controls over financial reporting were effective as of December 31, 2007, "except as noted below." Please revise your disclosure to state, in clear and unqualified language, management's conclusion as to the effectiveness of your internal controls over financial reporting. In this regard, we note that it is not appropriate to conclude that your internal controls over financial reporting are effective except to the extent that they are not effective. Also, tell us whether the weaknesses you identified were material weaknesses. Please note that management is not permitted to conclude that your internal controls over financial reporting were effective if you have identified one or more material weaknesses. See Item 308T(a)(3) of Regulation S-B and revise your disclosures accordingly.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant